Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter and First Half 2023 Financial Results:

Revenues for the Second Quarter Increased by 3% (or 9.1% on a constant currency basis) Year Over Year to a second-quarter record-breaking $655.4 Million with Net Income for the Second Quarter reaching $17.0 million.

Or Yehuda, Israel, August 17, 2023 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter and six month-period ended June 30, 2023.

Financial Highlights for the Second Quarter Ended June 30, 2023

●	Consolidated revenues for the second quarter ended June 30, 2023 increased by approximately 2.9% to a second-quarter record-breaking $655.4 million, compared to $636.9 million in the same period last year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2022), consolidated revenues for the second quarter of 2023 would have increased by approximately 9.1% to $695.0 million.

●	Consolidated operating income for the second quarter ended June 30, 2023 amounted to $60.0 million compared to $99.5 million in the same period last year. Operating income for the second quarter of 2022 included a capital gain realized from the disposition of a Matrix IT subsidiary in the amount of $44.2 million. Excluding such impact, consolidated operating income for the second quarter ended June 30, 2023, increased by 8.4% compared to the second quarter of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2022), the consolidated operating income for the second quarter of 2023 would have increased by approximately 13.5% to $62.8 million, compared to the same period last year (excluding the above-mentioned capital gain of $44.2 million recorded in 2022).

●

Consolidated net income attributable to Formula’s shareholders for the second quarter ended June 30, 2023 amounted to $17.0 million, or $1.11 per fully diluted share, compared to $32.9 million, or $2.12 per fully diluted share, in the same period last year. Net income for the second quarter of 2022 was positively impacted by approximately $17.1 million of income realized from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the second quarter ended June 30, 2023 increased by 7.3% year over year compared to the second quarter of the previous year.

Net income in the period was negatively impacted by the increase in interest expenses resulting from the increase in variable interest rates. Financial expenses net, increased by approximately 51.0% to $5.6 million, compared to $3.7 million in the same period last year.

Financial Highlights for the Six Month-Period Ended June 30, 2023

●	Consolidated revenues for the first half ended June 30, 2023 increased by 3.0% to a first-half record-breaking $1.33 billion, compared to $1.29 billion in the first half of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the first half ended June 30, 2022), consolidated revenues for the first half 2023 would have increased by approximately 10.1% to $1.42 billion.

●	Consolidated operating income for the first half ended June 30, 2023 amounted to $120.8 million, compared to $158.9 million in the first half of the previous year. Operating income for the first half of 2022 included a capital gain realized from the disposition of a Matrix IT subsidiary in the amount of $44.2 million. Excluding such impact, consolidated operating income for the first half ended June 30, 2023, increased by 5.3% compared to the first half of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the first half ended June 30, 2022), the consolidated operating income for the first half of 2023 would have increased by approximately 11.1% to $127.5 million, compared to the same period last year (excluding the above-mentioned capital gain of $44.2 million recorded in 2022).

●

Consolidated net income attributable to Formula’s shareholders for the first half ended June 30, 2023 amounted to $32.7 million, or $2.11 per fully diluted share, compared to $49.2 million, or $3.18 per fully diluted share, in the first half of the previous year. Net income for the first half of 2022 was positively impacted by approximately $17.1 million of income realized from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the first half ended June 30, 2023 increased by 1.9% year over year compared to the first half of the previous year.

Net income in the six-month period was negatively impacted by the increase in interest expenses resulting from the increase in variable interest rates. Financial expenses net, increased by approximately 51.2% to $12.7 million, compared to $8.4 million in the same period last year.

●	As of June 30, 2023, Formula held 48.2%, 44.0%, 46.3%, 100%, 50%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and short-term investments totaled approximately $477.5 million as of June 30, 2023, compared to $569.1 million as of December 31, 2022.

●	Total equity as of June 30, 2023, was $1.23 billion (representing 45.0% of the total consolidated statements of financial position), compared to $1.18 billion (representing 42.1% of the total consolidated statements of financial position) as of December 31, 2022.

Debentures Covenants

As of June 30, 2023, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of June 30, 2023 was $576.1 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of June 30, 2023 was 9.4%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of June 30, 2023, was 0.35.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula Systems group continues to demonstrate strong and consistent performance, making big strides across multiple fronts, as reflected in 2023 second quarter and first half all-time high revenues and profits. During the first half, we. Our broad investment portfolio allows us to carefully mitigate the current risks in the IT market, which are mainly a product of the challenging macro-economic environment. We continue our efforts across our entire group to create significant value for our customers in managing, streamlining, accelerating, and contributing to their growth”.

“Matrix concluded the first half of 2023 with double-digit growth and record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, EBITDA and net income attributable to shareholders. Matrix revenues for the first half grew by 10.9% year over year reaching an all-time first-half high of NIS 2.58 billion (approximately $717.9 million). Operating income grew by 12.9%, reaching for the first time ever the NIS 200 million mark (approximately $55.5 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas in which Matrix is a market leader, and which are at the center of the IT market demand. North America, which accounts for 9% of Matrix’s first-half revenues and 16% of its operating income, also showed significant growth, with an increase of approximately 26.4% in operating income, along with a substantial improvement in operating margin approximately 160 basis points year over year. We believe that Matrix has significant growth potential in the North American market especially in the field AI-based solutions for anti-money laundering and prevention of financial crimes, as well as across all of its other areas of expertise in the North American market”.

“Sapiens achieved a strong second quarter, with 8.2% revenue growth and 18.2% operating margin (on a Non-GAAP basis), driven by significant growth in North American and European markets. Sapiens’ Life business is globally successful, fueled by strategic investments in CoreSuite for Life. Sapiens CoreSuite for Life recently won the 2023 Celent XCelent Award in the EMEA region and was recognized as a “Luminary” Policy Administration Solution in EMEA and North America. Sapiens ended 2022 with significant enhancements in its products, delivery, and talent that helped it build a momentum that has carried over into 2023. Since the beginning of the year Sapiens has already signed new deals for P&C, Life, and Reinsurance and is optimistic as to the quality of its new business pipeline. Sapiens has increased its full-year 2023 non-GAAP revenues guidance for the second time this year to $511 - $516 million compared to its previous guidance of $507 - $512 million, and also increased its guidance for the full year 2023 non-GAAP operating margin to 18.0% - 18.2%, compared to previous guidance of 17.8% - 18.2%. These revised targets demonstrate Sapiens’ commitment to delivering outstanding results and driving sustained growth”.

“Magic Software delivered a solid second quarter, with revenue reaching $137.6 million, up 0.4% from the second quarter of 2022. On a constant currency basis, Magic Software’s top-line growth rate compared to the second quarter of 2022 was 4.4% with non-GAAP operating income growing by 7.1%. These results demonstrate the continued growing investment made by enterprises and organizations worldwide, even during the current challenging macroeconomic climate, to leverage their digital technologies and cloud-based platforms creating high demand for Magic’s innovative software solutions and services. Magic Software continues to operate in Israel and the US in all areas of technology, and especially in areas that are in high demand: digital, data, cyber, cloud, and core operational systems and to lead complex and strategic projects that are critical for its clients, across multiple sectors while remaining cautious about the macro-economic environment.”.

“Michpal continues to monetize on its business model with its revenues for the first half growing organically by 10.3% year over year on a constant currency basis compared to the same period last year, to NIS 67.2 million (approximately $18.7 million). Michpal ended 2022 with significant enhancements to its product offering and is well-positioned to continue its positive momentum from the first quarter throughout the remainder of the year”.

“TSG concluded the first half of 2023 with double-digit growth and record-breaking results recorded across its revenues, operating income. TSG revenues for the first half grew by 21.1% year over year reaching an all-time first-half high of NIS 150.8 million (approximately $41.9 million). TSG continues materializing its strategy of expanding its presence in the Israeli municipal sector after acquiring 60% of the outstanding share capital of E.P.R. Systems Ltd in 2022. E.P.R offers comprehensive software solutions for municipal institutions primarily to manage all their billing and collection operations for all types of revenues, including taxes, fees and levies and several innovative extension modules. During the first half of 2023 TSG concluded the acquisition of 100% of the equity of BAR Technologies Ltd., a leading provider of property management software solutions and services in the Israeli municipal institutions sector.”

“Lastly, Zap Group continues to develop and invest in diverse advanced fields and innovative technologies, and improving its operations, preserving its position as the leading digital marketing and advertising group in Israel. With a deep understanding of the Israeli market and consumer needs, Zap Group successfully manages diverse and significant content and consumer sites and provides strategic services and advertising solutions to its customers. In addition, during recent weeks following advanced development Zap Group launched its state-of-the-art Marketplace platform based on SAP and Mirakl’s platforms. The Zap Group Marketplace platform offers a reliable and comfortable online buying experience by utilizing a simple ‘compare and purchase’ interface, allowing customers to select and purchase from a variety of products arranged in dozens of popular categories, all using a single shopping cart, with a simple and user-friendly operating system.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation, rising interest rates and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on May 15, 2023, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended			Six months ended
	June 30,			June 30,
	2023	2022		2023	2022
	Unaudited			Unaudited
Revenues	655,374	636,892	(*)	1,325,773	1,287,608	(*)
Cost of revenues	494,436	487,388	(*)	1,002,904	982,262	(*)

Gross profit	160,938	149,504	(*)	322,869	305,346	(*)
Research and development costs, net	19,210	17,848		38,518	35,198
Selling, marketing and general and administrative expenses	81,744	76,329	(*)	163,573	155,422	(*)
Capital gain from realization of a Matrix IT’s subsidiary	0	44,208		0	44,208
Operating income	59,984	99,535		120,778	158,934

Financial expenses, net	(5,612)	(3,716)		(12,696)	(8,399)

Income before taxes on income	54,372	95,819		108,082	150,535
Taxes on income	11,380	21,421		22,870	32,923

Income after taxes	42,992	74,398		85,212	117,612
Share of profit of companies accounted for at equity, net	174	380		209	613

Net income	43,166	74,778		85,421	118,225
Net income attributable to non-controlling interests	26,145	41,835		52,716	69,048

Net income attributable to Formula Systems shareholders	17,021	32,943		32,705	49,177

Earnings per share (basic)	1.12	2.16		2.14	3.24
Earnings per share (diluted)	1.11	2.12		2.11	3.18

Number of shares used in computing earnings per share (basic)	15,301,017	15,295,517		15,300,642	15,293,955
Number of shares used in computing earnings per share (diluted)	15,480,800	15,487,852		15,472,436	15,496,092

(*)	Immaterial adjustments to comparative data.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	385,997	544,342
Short-term deposits	91,475	23,976
Short-term investments	-	738
Trade receivables, net	698,141	702,727
Prepaid expenses and other accounts receivable	76,382	64,535
Inventories	39,374	35,181
Total current assets	1,291,369	1,371,499

NON-CURRENT ASSETS:
Long-term investments and receivables	49,498	38,985
Deferred taxes	43,960	42,027
Investments in companies accounted for at equity	19,894	20,746
Property, plants and equipment, net	53,877	54,971
Right-of-use assets	118,215	116,840
Intangible assets, net and goodwill	1,149,612	1,148,887
Total non-current assets	1,435,056	1,422,456

Total assets	2,726,425	2,793,955

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	155,685	157,882
Debentures	66,011	68,293
Current maturities of lease liabilities	46,192	45,497
Trade payables	202,932	222,482
Deferred revenues	136,390	131,639
Employees and payroll accrual	182,366	201,225
Other accounts payable	70,149	86,340
Liabilities in respect of business combinations	13,045	27,129
Put options of non-controlling interests	51,188	60,500
Total current liabilities	923,958	1,000,987

LONG-TERM LIABILITIES:
Loans from banks and others	118,543	115,874
Debentures	265,221	305,632
Lease liabilities	79,544	78,966
Other long-term liabilities	13,980	14,101
Deferred taxes	60,172	59,465
Deferred revenues	5,878	8,859
Liabilities in respect of business combinations	5,827	12,345
Put options of non-controlling interests	15,892	11,688
Employees benefit liabilities, net	9,741	9,116
Total long-term liabilities	574,798	616,046

EQUITY
Equity attributable to Formula Systems shareholders	576,106	551,875
Non-controlling interests	651,563	625,047
Total equity	1,227,669	1,176,922

Total liabilities and equity	2,726,425	2,793,955

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	38,126	39,363
Other accounts receivable and prepaid expenses	6,966	7,326
Total current assets	45,092	46,689

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	150,197	149,701
Sapiens International Corporation N.V.	234,321	228,860
Magic Software Enterprises Ltd.	124,805	125,058
Other	144,614	154,408
Total investment in subsidiaries and a jointly controlled entity	653,937	658,027

Long term receivables and other investments	21,715	12,870
Property, plants and equipment, net	7	8
Total non-current assets	675,659	670,905

Total assets	720,751	717,594

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Debentures	22,128	32,999
Trade payables	169	125
Other accounts payable	1,315	5,596
Put options of non-controlling interests	853	848
Liability in respect of a business combination	405	426
Total current liabilities	24,870	39,994

LONG-TERM LIABILITIES:
Debentures	119,546	125,484
Liability in respect of a business combination	229	241
Total long-term liabilities	119,775	125,725

EQUITY	576,106	551,875

TOTAL LIABILITIES AND EQUITY	720,751	717,594

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.